January 26, 2005

MAIL STOP 0511

Mr. George P. Christopulos, President
Tintic Gold Mining Company
3131 Teton Drive
Salt Lake City, Utah 84109

Re:	Tintic Gold Mining Company
Registration Statement on Form SB-2
      Amendment 1 filed December 23, 2004
	File No. 333-119742

Dear Mr. Christopulos:

      On October 14, 2004, Tintic Gold Mining Company of Nevada ("Tintic-Nevada") filed a registration statement on Form SB-2, to register the spin-off of its common stock. On November 12, 2004, the staff of the Commission sent you a letter, informing you that your document failed in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that
Act, or the requirements of the Form. The staff also informed you that we would not perform a detailed examination until the material deficiencies were addressed.

      The staff has received your response letters of November 29 and
December 22, 2004 and Amendment 1 to the SB-2 filed on December
23,
2004. We have completed a preliminary reading of your Form SB-2, Amendment 1 and a review of your response letters. We continue to believe that your Form SB-2 fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, or the requirements of the Form. For these reasons, we will not perform a detailed examination of Amendment 1 and will not issue comments until these material deficiencies are addressed. As explained below, Tintic-Nevada appears to be a blank check company and the registration statement should be revised to comply with Rule 419 of the Securities Act of 1933. Further, the transaction being registered does not completely cover the distribution of the securities, which includes Tintic-Utah/Kiwa shareholders selling the Tintic-Nevada shares that they receive in the spin-off, following a combination conducted according to Rule 419. Please revise the registration statement to include this portion of the transaction.

Tintic-Utah

      On March 12, 2004, Tintic Mining Company of Utah ("Tintic-Utah") entered into a business combination with Kiwa Bio-Tech Products Group Corporation ("Kiwa"). The registrant, Tintic-Nevada, is currently a subsidiary of Kiwa Bio-Tech Products Group Corporation
("Kiwa"). As stated in your Form SB-2, Amendment 1, filed on December 23, 2004, Tintic-Nevada was formed on March 8, 2004 for the purpose of transferring the assets from Kiwa/Tintic-Utah to Tintic-
Nevada. As part of the distribution agreement related to the merger, the common stock of Tintic-Nevada would be distributed to the shareholders of Tintic-Utah as of the record date of March 5, 2004 and only to those shareholders who did not receive their common stock in Kiwa as a result of the business combination between Kiwa and Tintic-Utah.

      As noted in our November letter, in order to further evaluate
Tintic-Nevada`s business plan, it is necessary and relevant to review the prior business plan or operations of Tintic-Utah. We note that both companies have the same management and both hold the same mining claims.

      In your supplemental responses, you set forth several reasons which prevented Tintic-Utah from conducting mineral exploration. You state in your December letter that "[i]n sum, had the prices of precious metals, particularly gold, silver and copper, been, during
2000 through the end of 2003, what they are today and had the EPA not designated the nearby Eureka area a "Super-fund" Site (which terrified anyone seeking to engage in mining activity in the area),
we believe that Tintic-Utah may have been able to raise exploratory funding and that its Edgar filings would have disclosed substantially different facts and circumstances, facts and circumstances that would have made it difficult for the Commission to reach the conclusions it reaches in its Nov. 12 comment letter."

      However, after examining Tintic-Utah`s 10-SB and Forms 10-KSB, for the periods December 31, 2001, 2002 and 2003, we are unable to find this important information which precluded Tintic-Utah from conducting exploration, as you now assert. We are unable to locate disclosure addressing either the effects of depressed prices of silver and gold or EPA actions in Eureka on Tintic-Utah`s activities.
To the contrary, we find disclosure which states that your property is not affected. In this regard, on page 15 of your Form 10-KSB for
December 31, 2002, you state that "[t]o management`s best knowledge, information and belief, Tintic Gold is neither listed on any known environmental cleanup roster, nor Tintic Gold`s property listed on or within any `Superfund` site." We also are unable to find disclosures concerning Tintic-Utah`s unsuccessful attempts to obtain funding. If you believe we have overlooked this disclosure, please direct us supplementally to such information in Tintic-Utah`s filings.

      Tintic-Utah did not conduct mineral exploration activities with funding which appeared available for that use. Tintic-Utah had cash funds of $39,000 in 2001, according to its Exchange Act filings. Despite this funding, Tintic-Utah does not appear to have applied any funds to exploration of its mineral claims. If you believe we have overlooked relevant disclosure, please direct us supplementally to such information in Tintic-Utah`s filings.

      Other disclosures made by Tintic-Utah reflect that its
business
plan, like that of a blank check company, was to combine with another
business.  In Tintic-Utah`s Form 10-SB, Amendment No. 1, on page
10,
the company states that it "has been seeking, and will continue to seek, potential operating businesses and business opportunities with the intent to acquire or merge with such businesses." On page 12, Tintic-Utah discloses that its main business purpose is "to pursue business opportunities and raise capital, thus permitting it to
(1)
develop its existing mining properties, (2) to develop, explore
and
acquire or lease other mining properties, and/or (3) to otherwise locate consummate a merger or acquisition with another entity, preferably an entity involved in or with precious metals." We note on page 11, the company states that "management believes that `reporting company` status gives the Company more stature and credibility, not to mention the fact that it will make the Company more attractive to an operating business opportunity as a potential merger or acquisition candidate."  We note the disclosure on page
12,
that "[i]n the event that the Company merges or is acquired by reverse-acquisition by an entity not involved in the precious metals business, management will consider spinning off its mining
properties
in some fashion. . . . This eventually may include but not be limited
to forming a wholly owned subsidiary, assigning or conveying the Company`s mining properties into it and then, in turn, spinning-off or distributing the subsidiary`s shares to the shareholders of the Company upon the filing of an appropriate `33 Act and/or `34 registration statement." Also on page 12, the company discloses that
"[t]he most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its securities. Management believes that the Company could provide a potential vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering." On page 2, under the "Plan of Operation," the company states that "[d]uring the next (12) months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures." Further, Tintic-Utah`s Form 10-SB discloses that the company had no assets other than cash of $39,314, no revenues from operations and no employees.

      According to Tintic-Utah`s Forms 10-KSB, for the periods of December 31, 2001, 2002 and 2003, Tintic-Utah did not raise any capital and had no operations related to mining. In these reports, the company generally states, under the "Plan of Operation," that during the next twelve to eighteen months, the company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. We also note that the company`s Form 8-K of March 12, 2004 discloses that "[s]ince the Registrant reorganized itself in 2001, it had not yet commenced or engaged in any mining exploration activities and had not yet reached or achieved planned operations." It appears during this time that the company had no operations other than seeking a merger or acquisition. The Form 10-KSB for December 31, 2002 reveals that Tintic-Utah was pursuing a potential reorganization or acquisition transaction with a start up company engaged in the voice mail technology business. In early 2004, Tintic-Utah completed a reverse acquisition with Kiwa, a company engaged in commercialization of bio-technical research. We further note that the company had cash of $39,000 in 2001, but did not use such cash in subsequent years for mining exploration. Also, from 2001 through March 2004, we note that the company did not file a registration statement under the Securities Act to raise capital. Tintic-Utah`s Form 10-KSB for the year ended December 31, 2003, reveals that on December 31, 2003, Tintic-Utah had no assets other than cash of $2,792, no revenues, no operations and no employees.

      For the above reasons, Tintic-Utah appears to have been a blank check company prior to its combination with Kiwa.



Tintic-Nevada

      The business combination between Tintic-Utah and Kiwa occurred in March 2004 as a result of Tintic-Utah`s failure to raise sufficient funds to engage in mineral exploration, according to your
December letter. Despite the unavailability of funding and the absence of a viable business plan, Tintic-Utah`s management negotiated with Kiwa`s shareholders to transfer the mining claims into a newly formed subsidiary, Tintic-Nevada. Although we can understand why Kiwa may wish to sell the claims, we do not understand the business purposes behind the transfer to a new subsidiary, if, at the time, the mineral claims were considered worthless and mineral exploration unfundable. You now assert that gold and silver prices have drastically improved and the EPA matter has been resolved, which will allow Tintic-Nevada to raise funds to explore the mining claims.
However, these factors were not present at the time of transfer of the mining assets to Tintic-Nevada. Consequently, it appears the mining properties were transferred to Tintic-Nevada to perpetuate the activities of Tintic-Utah as a blank check company.

      In Tintic-Nevada`s Form SB-2, Amendment 1, under the section "Plan of Operation for the Next Twelve to Eighteen Months," the company states that it "will attempt to identify and contract with a mining company that will agree to search for minerals that may underlie our property. During the time the search is in progress, the small amounts of cash required to maintain our operations, as well as the costs associated with the identification and contracting of a mining company partner, will be provided by what cash we now have on hand." Note that as of August 31, 2004, the company had cash of $25,651. The company further discusses a report undertaken to provide "a preliminary evaluation of our properties and a proposed work sequence necessary to explore it." The company discusses how its plan to explore its mining claims such as, among other things, locating and collecting all existing data, collecting additional surface rock samples and conducting property tours with interested parties "leading to some sort of minerals agreement to explore and develop the property." The company states "[i]f we are able to contract with a mining company, we anticipate that all expenses for exploration and possible exploitation of our mineral properties will
be borne by the mining company and not by us." We note that the company states that "[w]e are unable to make any guarantees that:
.. .
..we will be able to attract sufficient outside funding or financing necessary to undertake and complete an exploration program."

	We note that under the section "Future Plans for Exploration," the company states:

"[t]o date, management has NOT applied for exploration permits for work on any of its patented mining claim. However, during 2004 and into 2005, we may consider conducting geological mapping, geochemical sampling, and geophysical surveys, but only if sufficient funds are available for such purpose, and if all goes well and we have sufficient capital, to possibly file applications for permits that would permit exploratory sampling or drilling to be carried out. We have not yet determined whether we will actually carry out any drilling exploratory operations. This will depend on sources of and the availability of funds, not to mention the prices of gold and silver. Accordingly, no assurance can be given that exploration will in fact be either undertaken or carried out."

      In discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize
.. .
.. offerings for attempts to create the appearance that the
registrant
.. . . has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No. 6932
(April
13, 1992). Based upon the above representations by the company, it appears that Tintic-Nevada lacks a specific business plan within the meaning of Rule 419.

      From the disclosure described above, it does not appear that the company will conduct exploration on the property until it has sufficient funds. It appears from the disclosure that the company currently does not have sufficient funds to explore the property. In addition, the company does not disclose plans to raise capital to conduct exploration. It seems that the company`s business plan is to contract with a mining company that will pay the expenses for exploration. From the disclosure it appears that no such mining company has been identified. The company lacks a specific plan of funding which is needed for exploration. The company does not describe a comprehensive exploration plan. In addition, the company has no assets other than cash of $25,651, no significant operations, no revenues, no employees and that the officers will only work part-time for the company. For these reasons, the staff is of the view that the offering is by a blank check company and needs to comply with Rule 419.

	In responding to your concerns addressed in your December letter, regarding the application of Rule 419, please see Section 419(a), Scope of the Rule and Definitions. Section 419(a)(1) states
"[t]he provisions of this section shall apply to every registration statement filed under the Act relating to an offering by a blank check company." In addition, Section 419(b)(3)(i), Deposit of Securities, states "[a]ll securities issued in connection with the offering, whether or not for cash consideration . . . shall be deposited directly into the escrow or trust account promptly upon issuance." This Division has historically applied Rule 419 to the spin-off of securities of blank check companies. Please revise your
Form SB-2 to comply with the provisions of Rule 419.  Under Rule
419,
the shares to be spun-off would be required to be held in an escrow account until a combination effected under Rule 419 is consummated.

      We further note that the transaction being registered does not completely cover the distribution of the securities, which includes
Tintic-Utah/Kiwa shareholders selling the Tintic-Nevada shares that they receive in the spin-off, following a business combination effected according to Rule 419. Please revise the registration statement to include this portion of the transaction.

      In this regard, from your disclosure, it appears that the Tintic-Utah/Kiwa shareholders are mere conduits for a wider distribution of the securities and that Tintic-Utah/Kiwa is participating in this distribution. As such, the transaction must proceed pursuant to registration under the Securities Act, and the shareholders of Tintic-Utah/Kiwa receiving the distributed shares and
Tintic-Utah/Kiwa should be named as underwriters. Also, provide appropriate disclosure about the Tintic-Utah/Kiwa shareholders, such as that specified by Item 507 of Regulation S-B.



      Furthermore, it appears that the offering is a primary offering being made "by or on behalf of" the issuer. In order to conduct this type of offering, the issuer must be eligible to use Rule 415(a)(4)
of Regulation C. Since the issuer does not qualify to conduct an "at the market" offering under that provision, please revise the registration statement to price all securities offered in this prospectus for the duration of the offering, and to indicate this specific price where appropriate in the prospectus. Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.

Other

	We note that the distribution agreement in connection with the business combination between Tintic-Utah and Kiwa was not filed as an exhibit to the Form 8-K. Please file this agreement along with all agreements in connection with the business combination. From the disclosures in your filings, it appears that no cash was received by the company in connection with the combination. Further, it is unclear from the disclosures in your filings, whether any shareholders received cash consideration in connection with the combination and what the amounts were. In a supplemental letter, please direct us to such specific disclosures in your filings and explain whether any shareholders received cash consideration in connection with the combination. In addition, please explain supplementally how Tintic-Utah was in compliance with Section 14 of the Exchange Act of 1934 in regard to the business combination between Tintic-Utah and Kiwa.

Staff Legal Bulletin No. 4

	In regard to the proposed spin-off and Staff Legal Bulletin
No.
4, the staff disagrees in part with your position in your December letter that "[t]he key is whether there is a `legitimate business purpose` for the spin-off and we believe there is no doubt that, as
set forth above, we have satisfied this criterion."  We agree that an
important factor is whether there is a valid business purpose for
a
spin-off. However, we disagree that you have satisfied this criterion. Please note that in part (4)(A)(4) of Staff Legal Bulletin No. 4, it states that "[i]n our view, there is no valid
business purpose for a spin-off when the purpose is:   . . . the
creation of a public market in the shares of a company that has minimal operations or assets; or the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company." For these reasons, we do not believe that Tintic-Nevada has a valid business purpose for the spin-off and therefore Tintic-Nevada could not rely upon Staff Legal Bulletin No. 4 to proceed with an unregistered spin-off.

Closing Comments

	As long as it remains in its present form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
Feel free to call Thomas Kluck at (202) 824-5262 with any questions.
We look forward to working with you to address these concerns.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	John Michael Coombs
	Fax (801) 467-3256

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Tintic Gold Mining Company
January 26, 2005
Page 1